EXHIBIT 11

	PATRIOT TRANSPORTATION HOLDING, INC.
	COMPUTATION OF EARNINGS PER COMMON SHARE


                                                 Years Ended September 30


                                              2002        2001         2000


Net income                                $5,655,000   2,703,000    2,044,000

Common shares:

Weighted average shares
 outstanding during the period -
 shares used for basic earnings
 per share                                 3,142,742   3,157,317    3,334,332

Shares issuable under stock
 options which are potentially
 dilutive                                     22,667         449       13,707

Shares used for diluted earnings
 per share                                 3,165,409   3,157,766    3,348,039


Basic earnings per common share                $1.80       $ .86        $ .61

Diluted earnings per common share              $1.79       $ .86        $ .61




1